UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Electronic Arts Inc.

File No. 0-17948 - CF#37406

Electronic Arts Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2009.

Based on representations by Electronic Arts Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 31, 2020
Exhibit 10.2	through March 31, 2020
Exhibit 10.3	through March 31, 2020
Exhibit 10.4	through March 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary